United States
Securities and Exchange Commission
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __________)


Name of Issuer:   Life Time Fitness, Inc.

Title of Class of Securities: Common Stock

CUSIP Number:  53217R207


 (A fee is not required only if the filing person;
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less or such class.) (See Rule 13d-7.



1.	Name of Reporting Person

Kalmar Investments Inc.


2. Check the appropriate line if a member of a group.
     (a) __________    (b)__________


3. SEC USE ONLY

4.Citizenship or place of Organization:

	Barley Mill House
	3701 Kennett Pike
	Wilmington, DE 19807


Number of	   5.	Sole Voting Power 785,956
Shares
Beneficially   6.	Shared Voting Power  -0-
Owned by each
Reporting person	 7. Sole Dispositive Power  2,202,369
with
			 8. Shared Dispositive Power -0-


9. Aggregate amount beneficially owned by each
   reporting person:  2,202,369

10. Check line ___________if the aggregate amount in Row (9) excludes certain shares*


11. Percent of Class represented by amount
    in Row 9:    5.12

12.  Type of Reporting Person: IA

Item 1.

(a)Issuer:  Life Time Fitness, Inc.

(b) Address of Issuer's Principal Executive Offices:

			2902 Corporate Place
			Chanhassen 55317
Item 2.

(a) Name of Person Filing: Kalmar Investments Inc.

(b) Address of Principal Business Office:
	3701 Kennett Pike,
	Wilmington, DE  19807

(c) Citizenship: USA

(d) Title of Class of Securities:Common Stock

(e)  CUSIP Number:    53217R207

Item 3. If this statement if filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is:

(a)___ Broker or Dealer registered under
       Section 15 of the Act
(b)___ Bank as defined in section 3(a)(6)of the Act
(c)___ Insurance Company as defined in section
       3(a)(19) of the Act
(d)___ Investment Company registered under section 8 of the Investment Company Act
(e)__X Investment Adviser registered under section 203
       of the Investment Advisers Act of 1940
(f)___ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
       Retirement Income Security Act of 1974 or
       Endowment Fund
(g)___Parent Holding company,in accordance with
      240.13d-1(b)(ii)(G)Note: See Item 7
(h)Group, in accordance with 240.13d-1(b)(1)(ii)(H)

Item 4. Ownership

(a) Amount Beneficially Owned: 2,202,369

(b) Percent of Class:   5.12

(c) number of shares as to which such person has:

(i) sole power to vote or to direct the vote:  785,956
(ii) shared power to vote or to direct the vote:
(iii)sole power to dispose or to direct the
     disposition of:  2,202,369
(iv) shared power to dispose or to direct the disposition of:

Item 10.  Certification


The following certification shall be included if the statement if filed pursuant to Rule 13d-1(b):

I certify below that, to be best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.